UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Reservoir Media, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

76119X105

(CUSIP Number)

IRENIC CAPITAL MANAGEMENT LP

767 Fifth Avenue, 15th Floor

New York, New York 10153

ANDREW FREEDMAN

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 28, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76119X105

1	NAME OF REPORTING PERSON

Irenic Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,992,667
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,992,667
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,992,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

PN, IA

2

CUSIP No. 76119X105

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Reporting Person were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,992,667 Shares beneficially owned by the Reporting Person is approximately $24,088,744, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated to read as follows:

(a)       See rows (11) and (13) of the cover page to this Amendment No. 1 for the aggregate number of Shares and percentage of Shares beneficially owned by the Reporting Person. The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based upon 64,822,260 Shares outstanding as of February 5, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 7, 2024. As of the date hereof, the Reporting Person beneficially owned 3,992,667 Shares, constituting approximately 6.2% of the Shares outstanding.

(c)       The transactions in the Shares effected by the Reporting Person during the past sixty (60) days, which were all in the open market, are set forth on Schedule A attached hereto.

3

CUSIP No. 76119X105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2024

Irenic Capital Management LP

By:	Irenic Capital Management GP LLC, its general partner

By:	/s/ Adam Katz
	Name:	Adam Katz
	Title:	Managing Member

4

CUSIP No. 76119X105

SCHEDULE A

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased	Price Per Security ($)	Date of Purchase/Sale

IRENIC CAPITAL MANAGEMENT LP

Purchase of Common Stock	776	7.0700	01/02/2024
Purchase of Common Stock	1,810	7.0700	01/02/2024
Purchase of Common Stock	4,500	7.0120	01/03/2024
Purchase of Common Stock	10,500	7.0120	01/03/2024
Purchase of Common Stock	4,500	6.9966	01/03/2024
Purchase of Common Stock	10,500	6.9966	01/03/2024
Purchase of Common Stock	517	6.9200	01/03/2024
Purchase of Common Stock	1,205	6.9200	01/03/2024
Purchase of Common Stock	3,426	6.9989	01/04/2024
Purchase of Common Stock	7,995	6.9989	01/04/2024
Purchase of Common Stock	9,000	7.0165	01/05/2024
Purchase of Common Stock	21,000	7.0165	01/05/2024
Purchase of Common Stock	562	7.0553	01/08/2024
Purchase of Common Stock	1,312	7.0553	01/08/2024
Purchase of Common Stock	1,711	7.0298	01/12/2024
Purchase of Common Stock	3,993	7.0298	01/12/2024
Purchase of Common Stock	1,132	7.0495	01/26/2024
Purchase of Common Stock	2,640	7.0495	01/26/2024
Purchase of Common Stock	6,591	7.0499	01/29/2024
Purchase of Common Stock	15,379	7.0499	01/29/2024
Purchase of Common Stock	14,326	7.0500	01/30/2024
Purchase of Common Stock	33,429	7.0500	01/30/2024
Purchase of Common Stock	13,662	6.9993	01/31/2024
Purchase of Common Stock	31,878	6.9993	01/31/2024
Purchase of Common Stock	5,692	6.8909	02/02/2024
Purchase of Common Stock	13,281	6.8909	02/02/2024
Purchase of Common Stock	3,537	6.7556	02/05/2024
Purchase of Common Stock	8,252	6.7556	02/05/2024
Purchase of Common Stock	25,691	6.1165	02/08/2024
Purchase of Common Stock	59,946	6.1165	02/08/2024
Purchase of Common Stock	244	6.1980	02/09/2024
Purchase of Common Stock	568	6.1980	02/09/2024
Purchase of Common Stock	5,978	6.7340	02/12/2024
Purchase of Common Stock	13,950	6.7340	02/12/2024
Purchase of Common Stock	16,720	6.5776	02/13/2024
Purchase of Common Stock	32,457	6.5776	02/13/2024
Purchase of Common Stock	1,957	6.6877	02/14/2024
Purchase of Common Stock	4,568	6.6877	02/14/2024
Purchase of Common Stock	2,384	6.7712	02/15/2024
Purchase of Common Stock	5,562	6.7712	02/15/2024
Purchase of Common Stock	526	6.8810	02/16/2024
Purchase of Common Stock	1,228	6.8810	02/16/2024
Purchase of Common Stock	3,312	6.9845	02/20/2024
Purchase of Common Stock	7,727	6.9845	02/20/2024
Purchase of Common Stock	601	6.9985	02/21/2024
Purchase of Common Stock	1,402	6.9985	02/21/2024
Purchase of Common Stock	1,126	6.9903	02/22/2024
Purchase of Common Stock	2,629	6.9903	02/22/2024
Purchase of Common Stock	9,215	7.0882	02/23/2024
Purchase of Common Stock	21,503	7.0882	02/23/2024
Purchase of Common Stock	16,623	7.0867	02/26/2024
Purchase of Common Stock	38,787	7.0867	02/26/2024
Purchase of Common Stock	60	7.0950	02/27/2024
Purchase of Common Stock	140	7.0950	02/27/2024
Purchase of Common Stock	7,247	7.0996	02/28/2024
Purchase of Common Stock	16,909	7.0996	02/28/2024